UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

963025606
(CUSIP Number)

Bradley J. Schafer 900 North Third Street Minneapolis, MN 55401 Telephone Number: (612) 359-5840
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025606	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SR Equity Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
80,127 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
80,127 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,127 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
PN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bradley J. Schafer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		580,449(1)(2)

	8	SHARED VOTING POWER
80,127 (1)(2)

	9	SOLE DISPOSITIVE POWER
580,449(1)(2)

	10	SHARED DISPOSITIVE POWER
80,127 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660,576(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.79%(1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Does not include (i) 400 shares Series B Convertible Preferred Stock, no par value per share, of the Issuer (the “Series B Preferred”) or (ii) 1,200 shares of Series D Cumulative Convertible Preferred Stock, no par value per share, of the Issuer (the “Series D Preferred”). The shares of Series B Preferred are subject to (y) a mandatory conversion based upon certain trading day volume-weighted average closing prices of the Shares and (z) an optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion price equal to $40.00 per Share. The shares of Series D Preferred are subject to an optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at an initial conversion rate of $16.96 per Share. See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for applicable conversion mechanisms set forth in the foregoing.

(3) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven G. Norcutt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		64,040

	8	SHARED VOTING POWER
80,127(1)

	9	SOLE DISPOSITIVE POWER
64,040

	10	SHARED DISPOSITIVE POWER
80,127(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,167 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.48%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N. Christopher (Kit) Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		34,549

	8	SHARED VOTING POWER
80,127(1)

	9	SOLE DISPOSITIVE POWER
34,549

	10	SHARED DISPOSITIVE POWER
80,127(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,676 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.18%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Evan C. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		3,500

	8	SHARED VOTING POWER
80,127(1)

	9	SOLE DISPOSITIVE POWER
3,500

	10	SHARED DISPOSITIVE POWER
80,127(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,627(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.86%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022

CUSIP No. 963025606	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gregory J. Springer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
80,127(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
80,127(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,127(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		60,000 (1)

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
60,000 (1)

	10	SHARED DISPOSITIVE POWER
0(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.62%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc., are the sole members of Ventures, and, as such, control the management and operations of Ventures. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 9 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Schafer Richardson, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0 (1)

	8	SHARED VOTING POWER
80,127 (1)

	9	SOLE DISPOSITIVE POWER
0(1)

	10	SHARED DISPOSITIVE POWER
80,127 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,127 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%(1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,723,093 of Shares outstanding as of May 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2022, filed on May 11, 2022.

CUSIP No. 963025606	13D	Page 10 of 11 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Virginia Beach, Virginia 23452.

This Schedule 13D is being jointly filed by SR Equity Ventures, LLC, a Minnesota limited liability company (“Ventures”), Bradley Schafer (“Schafer”), Steven Norcutt (“Norcutt”), N. Christopher (Kit) Richardson (“Kit Richardson”), Evan Richardson (“E. Richardson”), Gregory J. Springer, (“Springer”), Schafer Richardson, Inc., a Minnesota corporation (“SR, Inc.”) and David Smith (“Smith” and together with Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc., collectively, the “SR Group”), and relates to an aggregate of 822,665 shares of common stock, par value $0.01 per share, of the Issuer. Schafer may also be deemed to beneficially own (i) 400 shares of Series B Preferred and (ii) 1,200 shares of Series D Preferred, as set forth above on Schafer’s cover page to this Schedule 13D, but such shares are not included within the aggregate number of Shares held by the Reporting Persons set forth in the immediately preceding sentence. Each of the Series B Preferred and Series D Preferred is registered pursuant to Section 12 of the Exchange Act, but neither is entitled to voting rights except as required by law.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date of this Amendment No. 1, the total cost for purchasing the Shares reported as owned by the Reporting Persons, excluding brokerage commissions, is approximately $1,777,356.42 in the aggregate. The source of these funds was working capital or personal funds, as applicable, as set forth above.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Persons beneficially own in the aggregate 822,655 Shares, which represents approximately 8.46% of the Issuer’s outstanding Shares. The aggregate number and percentage (based on) of outstanding Shares owned beneficially by each Reporting Person are set forth on the respective cover page of this Schedule 13D on which each such Reporting Person is named, all of which are incorporated into this response by reference.

Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and Schafer Richardson, Inc., a Minnesota corporation (“SR, Inc.”). Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures. Smith is not a member of Ventures, and, therefore, does not share the voting and dispositive power with regard to the Shares held by Ventures. The voting and dispositive power of each of Ventures, the members of the SR Group and Smith in Item 1, all of which are incorporated into this response by reference.

The Share numbers and percentages set forth in this Item 5(a) do not include (i) 400 shares of Series B Preferred or (ii) 1,200 shares of Series D Preferred, or the number of Shares into which each is convertible, controlled by Schafer. Further information regarding the shares of Series B Preferred and Series D Preferred is set forth on Schafer’s cover page to this Schedule 13D, all of which are incorporated into this response by reference.

(b)	Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc., are the sole members of Ventures, and, as such, control the management and operations of Ventures. Smith is not a member of Ventures. The voting and dispositive power of the SR Group and its members is described in Items 1 and 5(a), all of which is incorporated into this response by reference.

(c)	All of the transactions in the Shares effected by the Reporting Persons during the past 60 days are set forth on Schedule A attached hereto. No other transactions by any Reporting Persons other than those transactions set forth below have occurred during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any Reporting Person. The voting and dispositive power of Ventures and the members of the SR Group is described in Items 1 and 5(a), all of which is incorporated into this response by reference.

(e)	Not applicable.

CUSIP No. 963025606	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SR EQUITY VENTURES, LLC

Dated: June 27, 2022	By:	/s/ Bradley J. Schafer
Name: Bradley J. Schafer
Its: President

	By:	/s/ Bradley J. Schafer
Name: Bradley J. Schafer

	By:	/s/ Steven G. Norcutt
Name: Steven G. Norcutt

	By:	/s/ N. Christopher Richardson
Name: N. Christopher Richardson

	By:	/s/ Evan C. Richardson
Name: Evan C. Richardson

	By:	/s/ Gregory J. Springer
Name: Gregory J. Springer

	By:	/s/ David Smith
Name: David Smith

Schafer Richardson, Inc.

	By:	/s/ Bradley J. Schafer
Name: Bradley J. Schafer
Its: President

Schedule A

Shares purchased by Fidelity on behalf of IRA brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
06/21/2022	640	$2.33	Open Market
06/22/2022	2,400	$2.36	Open Market
06/22/2022	2,500	$2.33	Open Market
06/23/2022	3,100	$2.3870	Open Market
06/23/2022	3,150	$2.3948	Open Market

Shares purchased by Fidelity on behalf of the brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
04/18/2022	1,000	$2.30	Open Market
04/20/2022	1,000	$2.44	Open Market
04/20/2022	1,000	$2.44	Open Market
04/21/2022	300	$2.40	Open Market
04/21/2022	700	$2.40	Open Market
04/21/2022	1,000	$2.38	Open Market
04/21/2022	1,000	$2.35	Open Market
04/21/2022	1,000	$2.35	Open Market
04/22/2022	1,000	$2.42	Open Market
04/22/2022	1,000	$2.40	Open Market
04/22/2022	2,000	$2.35	Open Market
04/25/2022	100	$2.27	Open Market
04/25/2022	1,000	$2.23	Open Market
04/25/2022	1,900	$2.27	Open Market
04/25/2022	2,000	$2.29	Open Market
04/25/2022	2,000	$2.25	Open Market
04/25/2022	3,000	$2.27	Open Market
04/26/2022	100	$2.21	Open Market
04/26/2022	100	$2.19	Open Market
04/26/2022	547	$2.16	Open Market
04/26/2022	1,900	$2.22	Open Market
04/26/2022	1,900	$2.21	Open Market
04/26/2022	2,000	$2.24	Open Market
04/26/2022	2,000	$2.22	Open Market
04/26/2022	2,000	$2.22	Open Market
04/26/2022	2,000	$2.21	Open Market
04/27/2022	5	$2.20	Open Market
04/27/2022	100	$2.26	Open Market
04/27/2022	100	$2.26	Open Market
04/27/2022	1,753	$2.24	Open Market
04/27/2022	1,900	$2.26	Open Market
04/27/2022	1,900	$2.26	Open Market
04/27/2022	2,000	$2.26	Open Market
04/27/2022	2,000	$2.24	Open Market
04/27/2022	2,000	$2.23	Open Market

Shares purchased by Fidelity on behalf of the brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
04/28/2022	2,000	$2.25	Open Market
04/28/2022	2,000	$2.24	Open Market
04/28/2022	2,000	$2.18	Open Market
04/29/2022	300	$2.23	Open Market
04/29/2022	300	$2.23	Open Market
04/29/2022	651	$2.21	Open Market
04/29/2022	1,349	$2.21	Open Market
04/29/2022	1,400	$2.23	Open Market
04/29/2022	2,000	$2.22	Open Market
05/02/2022	1,924	$2.22	Open Market
05/02/2022	2,000	$2.22	Open Market
05/03/2022	185	$2.23	Open Market
05/03/2022	1,815	$2.24	Open Market
05/04/2022	2,000	$2.22	Open Market
05/05/2022	100	$2.29	Open Market
05/05/2022	200	$2.30	Open Market
05/05/2022	937	$2.30	Open Market
05/05/2022	1,063	$2.31	Open Market
05/05/2022	1,900	$2.30	Open Market
05/05/2022	2,000	$2.29	Open Market
05/06/2022	2,000	$2.30	Open Market
05/06/2022	2,000	$2.29	Open Market
05/06/2022	2,000	$2.28	Open Market
05/06/2022	2,000	$2.28	Open Market
05/09/2022	690	$2.26	Open Market
05/09/2022	1,310	$2.27	Open Market
05/09/2022	2,000	$2.34	Open Market
05/09/2022	2,000	$2.32	Open Market
05/09/2022	2,000	$2.30	Open Market
05/09/2022	2,000	$2.30	Open Market
05/09/2022	2,000	$2.28	Open Market
05/09/2022	2,000	$2.25	Open Market
05/09/2022	2,000	$2.25	Open Market
05/10/2022	1	$2.09	Open Market
05/10/2022	64	$2.05	Open Market
05/10/2022	213	$2.08	Open Market
05/10/2022	442	$2.10	Open Market
05/10/2022	2,558	$2.10	Open Market
05/10/2022	2,787	$2.08	Open Market
05/11/2022	700	$2.09	Open Market
05/11/2022	1,300	$2.10	Open Market
05/11/2022	2,000	$2.09	Open Market
05/11/2022	2,000	$2.07	Open Market
05/12/2022	123	$2.05	Open Market
05/12/2022	960	$2.08	Open Market
05/12/2022	2,000	$2.10	Open Market
05/12/2022	2,000	$2.09	Open Market
05/13/2022	20	$2.03	Open Market
05/13/2022	2,000	$2.08	Open Market

Shares purchased by Fidelity on behalf of the brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
05/13/2022	3,000	$2.06	Open Market
05/13/2022	3,000	$2.05	Open Market
05/20/2022	2,000	$2.04	Open Market
05/20/2022	2,000	$2.03	Open Market
05/23/2022	300	$2.08	Open Market
05/23/2022	3,000	$2.01	Open Market
05/24/2022	964	$2.08	Open Market
05/25/2022	1,200	$2.12	Open Market
05/25/2022	1,800	$2.07	Open Market
05/25/2022	25	$2.21	Open Market
05/25/2022	2,000	$2.32	Open Market
05/26/2022	25	$2.21	Open Market
05/26/2022	2,000	$2.32	Open Market
05/27/2022	17	$2.29	Open Market
05/31/2022	198	$2.25	Open Market
05/31/2022	16	$2.30	Open Market
05/31/2022	1	$2.28	Open Market
05/31/2022	1,556	$2.31	Open Market
06/01/2022	2,000	$2.30	Open Market
06/01/2022	725	$2.32	Open Market
06/02/2022	2,000	$2.33	Open Market
06/02/2022	1,937	$2.30	Open Market
06/03/2022	3,000	$2.44	Open Market
06/06/2022	2,000	$2.58	Open Market
06/06/2022	2,000	$2.62	Open Market
06/06/2022	400	$2.61	Open Market
06/06/2022	300	$2.62	Open Market
06/07/2022	2,000	$2.62	Open Market
06/07/2022	3,000	$2.60	Open Market
06/07/2022	2,000	$2.62	Open Market
06/08/2022	800	$2.59	Open Market
06/08/2022	2,000	$2.64	Open Market
06/08/2022	200	$2.64	Open Market
06/09/2022	1,000	$2.62	Open Market
06/09/2022	2,500	$2.65	Open Market
06/09/2022	3,000	$2.58	Open Market
06/09/2022	3,000	$2.54	Open Market
06/09/2022	2,500	$2.56	Open Market
06/10/2022	3,000	$2.56	Open Market
06/10/2022	5,000	$2.44	Open Market
06/10/2022	5,000	$2.38	Open Market
06/10/2022	567	$2.37	Open Market
06/10/2022	1,250	$2.40	Open Market
06/15/2022	718	$2.28	Open Market
06/15/2022	200	$2.31	Open Market
06/15/2022	648	$2.33	Open Market
06/17/2022	2,500	$2.33	Open Market
06/17/2022	2,500	$2.32	Open Market
06/17/2022	2,500	$2.32	Open Market

Shares purchased by Fidelity on behalf of the brokerage account of Bradley J. Schafer

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
06/21/2022	3,000	$2.35	Open Market
06/21/2022	3,000	$2.39	Open Market
06/21/2022	3,000	$2.39	Open Market
06/21/2022	3,000	$2.40	Open Market
06/21/2022	900	$2.37	Open Market
06/21/2022	3,000	$2.38	Open Market
06/21/2022	3,000	$2.37	Open Market
06/21/2022	3,000	$2.38	Open Market
06/21/2022	1,500	$2.34	Open Market
06/22/2022	3,000	$2.37	Open Market
06/22/2022	3,000	$2.36	Open Market
06/22/2022	3,000	$2.39	Open Market
06/22/2022	3,000	$2.38	Open Market
06/23/2022	5,000	$2.36	Open Market
06/23/2022	5,000	$2.40	Open Market
06/23/2022	5,000	$2.40	Open Market
06/23/2022	5,000	$2.40	Open Market
06/23/2022	5,000	$2.38	Open Market
06/23/2022	6,000	$2.40	Open Market
06/23/2022	4,000	$2.37	Open Market
06/23/2022	5,000	$2.37	Open Market
06/23/2022	2,500	$2.38	Open Market
06/24/2022	4,000	$2.36	Open Market
06/24/2022	5,000	$2.39	Open Market
06/24/2022	5,000	$2.38	Open Market
06/24/2022	5,000	$2.35	Open Market
06/24/2022	6,000	$2.34	Open Market
06/24/2022	6,000	$2.35	Open Market
06/24/2022	6,000	$2.34	Open Market
06/24/2022	6,000	$2.35	Open Market
06/24/2022	5,000	$2.36	Open Market
06/24/2022	6,000	$2.37	Open Market
06/24/2022	8,000	$2.37	Open Market
06/24/2022	8,000	$2.38	Open Market
06/24/2022	8,000	$2.37	Open Market
06/24/2022	4,500	$2.37	Open Market

Shares purchased by Fidelity on behalf of SR Equity Ventures, LLC

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
05/16/2022	39	$2.08	Open Market
05/16/2022	200	$2.10	Open Market
05/16/2022	300	$2.08	Open Market
05/16/2022	301	$2.05	Open Market
05/16/2022	1,800	$2.10	Open Market
05/16/2022	2,000	$2.09	Open Market
05/16/2022	2,161	$2.08	Open Market
05/17/2022	100	$2.04	Open Market
05/17/2022	2,900	$2.04	Open Market
05/17/2022	3,000	$2.04	Open Market
05/18/2022	278	$2.02	Open Market
05/18/2022	300	$2.04	Open Market
05/18/2022	300	$2.04	Open Market
05/18/2022	1,622	$2.04	Open Market
05/18/2022	2,500	$2.04	Open Market
05/18/2022	2,500	$2.03	Open Market
05/19/2022	9	$2.05	Open Market
05/19/2022	1,991	$2.05	Open Market
05/19/2022	2,000	$2.03	Open Market
06/13/2022	4,000	$2.34	Open Market
06/13/2022	3,500	$2.39	Open Market
06/13/2022	3,475	$2.38	Open Market
06/13/2022	3,000	$2.35	Open Market
06/13/2022	2,099	$2.34	Open Market
06/13/2022	701	$2.33	Open Market
06/13/2022	668	$2.32	Open Market
06/13/2022	600	$2.32	Open Market
06/13/2022	600	$2.33	Open Market
06/13/2022	300	$2.31	Open Market
06/13/2022	100	$2.32	Open Market
06/13/2022	82	$2.32	Open Market
06/13/2022	25	$2.37	Open Market
06/15/2022	2,500	$2.29	Open Market

Shares purchased by Fidelity on behalf of SR Equity Ventures, LLC

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
06/15/2022	1,701	$2.29	Open Market
06/15/2022	659	$2.25	Open Market
06/15/2022	600	$2.27	Open Market
06/15/2022	600	$2.32	Open Market
06/15/2022	100	$2.27	Open Market
06/15/2022	99	$2.32	Open Market
06/16/2022	2,500	$2.30	Open Market
06/16/2022	2,500	$2.30	Open Market
06/16/2022	2,500	$2.35	Open Market
06/16/2022	1,713	$2.27	Open Market
06/16/2022	790	$2.29	Open Market
06/16/2022	300	$2.28	Open Market
06/16/2022	300	$2.29	Open Market
06/16/2022	132	$2.25	Open Market
06/16/2022	100	$2.27	Open Market
06/16/2022	32	$2.26	Open Market
06/17/2022	4,000	$2.32	Open Market
06/17/2022	3,000	$2.31	Open Market
06/17/2022	3,000	$2.35	Open Market
06/17/2022	2,500	$2.35	Open Market
06/17/2022	2,500	$2.37	Open Market
06/17/2022	1,810	$2.35	Open Market
06/17/2022	1,250	$2.32	Open Market
06/17/2022	1,190	$2.34	Open Market
06/21/2022	300	$2.36	Open Market

Shares purchased by David Smith

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
05/10/2022	100	$1.99	Open Market
05/10/2022	2,000	$1.90	Open Market
05/10/2022	2,000	$2.00	Open Market
05/10/2022	2,000	$2.0899	Open Market
05/11/2022	982	$2.08	Open Market
05/11/2022	2,000	$2.08	Open Market
05/11/2022	2,000	$2.08	Open Market
05/11/2022	2,000	$2.08	Open Market
05/12/2022	336	$2.08	Open Market
05/13/2022	2,000	$2.06	Open Market
05/16/2022	2,000	$2.07	Open Market
05/17/2022	2,000	$2.01	Open Market
05/18/2022	2	$2.00	Open Market
05/19/2022	580	$2.0399	Open Market
05/20/2022	2,000	$2.00	Open Market
06/10/2022	2,000	$2.32	Open Market
06/21/2022	2,000	$2.35	Open Market

06/22//2022	2,000	$2.35	Open Market
06/23/2022	2,000	$2.35	Open Market
06/23/2022	1,428	$2.35	Open Market
06/24/2022	300	$2.35	Open Market
06/24/2022	250	$2.35	Open Market
06/24/2022	100	$2.35	Open Market
06/24/2022	300	$2.35	Open Market
06/24/2022	300	$2.35	Open Market
06/24/2022	4,070	$2.35	Open Market
06/24/2022	101	$2.35	Open Market
06/24/2022	71	$2.35	Open Market
06/24/2022	200	$2.35	Open Market
06/24/2022	300	$2.35	Open Market
06/24/2022	101	$2.35	Open Market
06/24/2022	71	$2.35	Open Market
06/24/2022	101	$2.35	Open Market
06/24/2022	101	$2.35	Open Market
06/24/2022	71	$2.35	Open Market
06/24/2022	101	$2.35	Open Market
06/24/2022	71	$2.35	Open Market
06/24/2022	101	$2.35	Open Market
06/24/2022	1,862	$2.35	Open Market
06/24/2022	2,490	$2.35	Open Market
06/24/2022	300	$2.35	Open Market
06/24/2022	90	$2.35	Open Market
06/24/2022	90	$2.35	Open Market
06/24/2022	70	$2.35	Open Market
06/24/2022	20	$2.35	Open Market
06/24/2022	350	$2.35	Open Market
06/24/2022	100	$2.35	Open Market
06/24/2022	300	$2.35	Open Market
06/24/2022	190	$2.35	Open Market
06/24/2022	47	$2.34	Open Market
06/24/2022	86	$2.34	Open Market
06/24/2022	100	$2.34	Open Market
06/24/2022	82	$2.34	Open Market
06/24/2022	23	$2.34	Open Market
06/24/2022	23	$2.34	Open Market
06/24/2022	23	$2.34	Open Market
06/24/2022	100	$2.34	Open Market
06/24/2022	23	$2.34	Open Market
06/24/2022	23	$2.34	Open Market
06/24/2022	23	$2.34	Open Market
06/24/2022	300	$2.34	Open Market
06/24/2022	1,881	$2.34	Open Market
06/24/2022	35	$2.34	Open Market
06/24/2022	59	$2.34	Open Market
06/24/2022	91	$2.34	Open Market
06/24/2022	200	$2.34	Open Market
06/24/2022	200	$2.34	Open Market
06/24/2022	300	$2.34	Open Market
06/24/2022	2,000	$2.34	Open Market
06/24/2022	381	$2.34	Open Market

Shares purchased by the Schwab brokerage account of Steven G. Norcutt

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
04/22/2022	2,500	$2.55	Open Market
04/25/2022	2,000	$2.29	Open Market
04/26/2022	300	$2.21	Open Market
04/26/2022	100	$2.21	Open Market
04/26/2022	100	$2.21	Open Market
04/26/2022	100	$2.20	Open Market
04/26/2022	100	$2.21	Open Market
04/26/2022	600	$2.21	Open Market
04/26/2022	700	$2.21	Open Market
05/20/2022	106	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	700	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	300	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	50	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	100	$2.04	Open Market
05/20/2022	99	$2.04	Open Market
05/20/2022	158	$2.04	Open Market
05/20/2022	87	$2.04	Open Market
06/02/2022	2,500	$2.35	Open Market
06/06/2022	1,300	$2.59	Open Market
06/06/2022	1,125	$2.59	Open Market
06/06/2022	75	$2.58	Open Market
06/06/2022	500	$2.59	Open Market
06/22/2022	2,500	$2.40	Open Market
06/23/2022	2,500	$2.38	Open Market

Shares purchased by the E*Trade brokerage account of Steven G. Norcutt

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected and Party
05/04/2022	1,000	$2.215	Open Market
05/04/2022	300	$2.23	Open Market
05/09/2022	4,116	$2.285	Open Market
05/09/2022	884	$2.2875	Open Market
05/10/2022	5,000	$2.1219	Open Market
05/23/2022	808	$2.1081	Open Market
05/23/2022	400	$2.1098	Open Market
05/23/2022	479	$2.11	Open Market
05/23/2022	400	$2.1099	Open Market
05/23/2022	413	$2.10	Open Market